Exhibit 1
To whom it may concern
August 10, 2007
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Status of Stock Repurchases
     NIS GROUP CO., LTD. (the “Company”) hereby announces the status of stock repurchases, as described below, made pursuant to a resolution passed by the Company’s board of directors at a meeting held on June 23, 2007.

Status of Repurchases

(1)	Period of repurchases:	July 1, 2007 ~ July 31, 2007
(2)	Number of shares repurchased:	9,291,700 shares
(3)	Amount of repurchases:	357,885,800 yen
(4)	Method of repurchases:	Ordinary market purchases through the Tokyo Stock Exchange
     [For reference]
1. Outline of the resolution relating to stock repurchases passed by the Company’s board of directors at a meeting held on June 23, 2007

(1)	Class of shares to be repurchased :	Common stock
(2)	Total number of shares to be repurchased:	Up to 60,000,000 shares
(Ratio to the number of shares outstanding: 2.1%)
(3)	Aggregate amount of repurchases:	Up to 3 billion yen
(4)	Period for repurchases:	1 year from June 25, 2007

Note:	The total number of shares to be repurchased will be adjusted downward to up to 3,000,000 shares on and after August 31, 2007, in accordance with a 1-for-20 reverse stock split approved at the 48th Ordinary General Meeting of Shareholders held on June 23, 2007.
2. Total number of shares repurchased on and after June 25, 2007, pursuant to the above-mentioned resolution by the board of directors (as of July 31, 2007)

(1)	Total number of shares repurchased:	13,291,700 shares
(2)	Aggregate amount of repurchases:	557,964,200 yen